Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

3000 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

September 14, 2020

3.	News Release

A news release dated September 14, 2020 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On September 14, 2020, the Company announced that it has hired a new Chief Financial Officer.

5.	Full Description of Material Change

On September 14, 2020, the Company announced that it has hired Trent MacDonald to join the Company in the role of Chief Financial Officer, with a start date expected in the coming months. Mr. MacDonald will begin as Chief Financial Officer following Health Canada’s Key Personnel change and security clearance processes, as required for his position under the Cannabis Act and Cannabis Regulations. He will succeed Stephen Burwash, who will remain on as Chief Financial Officer through the transition period.

Mr. MacDonald brings more than 15 years of financial executive experience to the Company, working for both publicly listed and private enterprises. Most recently, he served as the CFO for Rx Drug Mart, a private pharmacy operator/consolidator, helping to guide it through significant growth in sales. Prior to that, he served as Vice President Finance of Indigo (TSX: IDG) and Vice President Finance for some of Sobeys’ (TSX: EMP.A) largest divisions and regions. Throughout his career, Trent has focused extensively on strategic, profitable growth, designing and implementing processes and solutions to ensure operational effectiveness and scalability.

In addition to his financial executive experience, Mr. MacDonald is an award-winning entrepreneur, having owned and operated successful businesses across several different industries, from aquaculture and industrial services, to men’s grooming product retail and barbering. He holds a BBA (Honours, Accounting and Finance) from St. Francis Xavier University and is a Chartered Professional Accountant (CPA, CA). He has held accounting positions at Deloitte and Crowe Soberman.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

September 24, 2020